UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

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SEC FILE NUMBER 1-8929

CUSIP NUMBER 000957100

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: January 31, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:
Read Instruction Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
ABM Industries Incorporated

Full Name of Registrant

Former Name if Applicable
160 Pacific Avenue, Suite 222

Address of Principal Executive Office (Street and Number)
San Francisco, CA 94111

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 1 l-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported, ABM Industries Incorporated (the “Company”) has experienced delays in completing the Company’s financial statements for the fiscal year ended October 31, 2005 and management’s assessment of internal control over financial reporting, the completion of which is a necessary prerequisite to the filing of its Annual Report on Form 10-K for 2005. The filing will not be made until after an ongoing investigation of accounting errors and related controls in the Company’s security segment conducted under the supervision of the Audit Committee of the Company’s Board of Directors is concluded. The Company anticipates filing its Quarterly Report on Form 10-Q for the fiscal quarter ended January 31, 2006, by the fifteenth calendar day following the filing of its Annual Report on Form 10-K for the fiscal year ended October 31, 2005.

PART IV- OTHER            INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

George B. Sundby	415	733-4018

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify reports ☐ Yes ☒No
The Company has been delayed in filing its Annual Report on Form 10-K for the fiscal year ended October 31, 2005.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects income from continuing operations to be approximately $.07 per diluted share for the quarterly period ended January 31, 2006, which reflects losses associated with a security business the Company acquired in 2004 and higher than anticipated professional fees. The Company’s unaudited financial results for the first quarter ended January 31, 2005, are being restated and will be included in the Annual Report on Form 10-K for the fiscal year ended October 31, 2005.

ABM Industries Incorporated

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 14, 2006	By:	/s/ George B. Sundby
George B. Sundby
Executive Vice President and Chief Financial Officer